 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number 001-40469

AcuityAds Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-256909) and Registration Statement on Form S-8 (File No. 333-258901).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular
99.2	Notice of Annual General and Special Meeting of Shareholders
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITYADS HOLDINGS INC.

Date: May 15, 2023	By:	/s/ Elliot Muchnik
Name: Elliot Muchnik
Title: Chief Financial Officer